SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the amended disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange in connection with the press release regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2011.	13

Exhibit 1

August 2, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We refer to our disclosure letter dated August 2, 2011 which we submitted earlier to your good Office via OdiSy (Reference No. WLIST_2011000012207).

Please be advised that in page 6 of the press release attached to the abovementioned disclosure letter, the reference to second half of “2011” in the third line of the last paragraph should be second half of “2010”.

Enclosed is the press release with the corrected version of page 6.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

August 2, 2011

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

We refer to our disclosure letter dated August 2, 2011 which we submitted earlier to your good Office via OdiSy (Reference No. WLIST_2011000012207).

Please be advised that in page 6 of the press release attached to the abovementioned disclosure letter, the reference to second half of “2011” in the third line of the last paragraph should be second half of “2010”.

Enclosed is the press release with the corrected version of page 6.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,181,790 As of June 30, 2011	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 2, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

_______________________________________________________________

_______________________________________________________________

_______________________________________________________________

Exhibit 1

PLDTpressrelease

1H2011 CONSOLIDATED CORE NET INCOME AT P21.0 BILLION,

DOWN 1% y-o-y, AHEAD OF 2H2010

REPORTED NET INCOME AT P21.3 BILLION, DOWN 2% y-o-y,

15% BETTER THAN 2H2010

EBITDA AT P41.5 BILLION

FREE CASH FLOW AT P24.2 BILLION, UP 25%

PLDT SECURITIES UPGRADED TO INVESTMENT GRADE,

A NOTCH ABOVE THE SOVEREIGN

CASH DIVIDEND OF P78 PER SHARE DECLARED, SAME AS LAST YEAR

TOTAL BROADBAND SUBSCRIBERS OVER 2.2 MILLION

CELLULAR SUBSCRIBER BASE AT 47.8 MILLION, HIGHER BY 2.2 MILLION OVER YE10

DIGITEL TRANSACTION AWAITING FINAL REGULATORY APPROVALS

•         Consolidated core net income of P21.0 billion for 1H2011, 1% lower than the P21.2 billion net income in 1H10 but ahead by 1% compared with 2H2010

•         Consolidated reported net income for first half 2011 at P21.3 billion, from the P21.7 billion recorded in 1H10

•         Revenue and profits affected by strong peso during the period

•         Consolidated EBITDA margin remains at 60% of service revenues; consolidated EBITDA declines 4% to P41.5 billion

•         Consolidated free cash flow at P24.2 billion for 1H2011, a 25% improvement year-on-year

•         PLDT debt paper upgraded to investment grade by international credit rating agencies, a notch above the sovereign

•         Cash dividend of P78 per share declared

•         Total broadband subscribers over 2.2 million; aggregate revenue contribution from broadband and Internet services of P9.0 billion for 1H2011, 8% higher than last year

•         Cellular subscriber base at 47.8 million, net additions of 2.2 million for the year

•         Digitel transaction awaiting final regulatory approvals

MANILA, Philippines, 2nd August 2011 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced that its unaudited financial and operating results for the first six months of 2011 showed Core Net Income declining by 1% to P21.0 billion, from P21.2 billion in 2010, but ahead by 1% compared with the second half of 2010. Free cash flow grew strongly to P24.2 billion, an increase of 25% or P4.8 billion from last year. Reported Net Income for the first half of 2011 declined 2% to P21.3 billion, from the P21.7 billion recorded in the same period last year. Had the peso remained stable, core income for the first half of 2011 would have been higher by P0.5 billion.

EBITDA margins for the period stayed at 60%, equivalent to P41.5 billion. Free cash flow grew robustly by 25% to P24.2 billion from last year’s P19.4 billion.

Exhibit 1

Consolidated EBITDA was lower by 4% at P41.5 billion compared with the first half of 2010 as lower cash operating expenses could not offset the 3% decline in revenues. EBITDA margin was stable at 60%. Wireless EBITDA margin in particular improved to 63%, up from 62% in the first half of 2010. Against the second half of 2010, EBITDA improved by 3%.

Consolidated free cash flow for the period was at P24.2 billion, a 25% or P4.8 billion increase from last year. Consolidated capital expenditures for the period amounted to P6.3 billion for the first six months of 2011. Capital expenditures will be utilized to improve the Group’s broadband and cellular coverage and capacity and the modernization and upgrade of both our mobile and fixed networks.

Reflecting the Company’s continued strong cash flows, the Company’s Board of Directors earlier today declared an interim dividend of P78 per share, a similar level to 2010, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of core earnings

“Despite the mature market and aggressive pricing environment, we are pleased to have been able to maintain our strong cash flows and our commitment in terms of our regular dividend policy,” stated Manuel V. Pangilinan, PLDT Chairman.

A closer look at the underlying revenue mix shows the ongoing transition of revenue streams with the lower traditional sources being replaced by the growth of new revenue streams. Overall consolidated service revenues decreased by 3% to P69.6 billion, reflecting the combined effect of:

•         a 5% increase in wireless broadband and Internet revenues;

•         a 13% increase in DSL revenues;

•         a 5% increase in corporate data revenues from fixed data and other network services to third parties;

•         a 2% reduction in cellular data/text revenues; and

•         an 8% decrease in combined cellular and fixed voice revenues.

In addition, our service revenues were impacted by:

•         the strengthening of the peso during the year which resulted in reduced service revenues of P0.9 billion;  as well as

•         the sale of our satellite business at the end of the first quarter of 2010.

Approximately 26% of consolidated service revenues are directly or indirectly linked to the US Dollar. Had the peso remained stable, the decline in service revenues year-on-year would have been 2%.

Service revenues did improve 1% quarter-on-quarter, from P34.6 billion in the first quarter of 2010 to P35.1 billion in in the second quarter of 2011.

The Group’s consolidated net debt remained at US$1.3 billion as at 30th June 2011. Gross debt at the end of June 2011 was US$2.2 billion. Cash and short-term investments at the end of the period were P39.3 billion, or U$0.9 billion, more than sufficient to cover the dividend payments in September 2011. Net debt to EBITDA stood at 0.7x. The Company’s

Exhibit 1

debt maturities continue to be well spread out, with over 60% due in and after 2014. The percentage of U. S. Dollar-denominated debt to the Group’s total debt portfolio is at 41%, down from 45% at the end of 2010. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 21% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Wireless: Holding Margins Steady

Wireless service revenues dipped 4% to P45.7 billion for the first half of 2011, compared with the P47.9 billion recognized in the same period last year. Cellular voice revenues declined 7% to P19.9 billion, resulting from lower revenues from international services and domestic outbound call volumes. Cellular data/text revenues likewise fell 2% to P20.6 billion, with text volumes declining 10%. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA for the first six months fell 2% to P29.0 billion. EBITDA margin improved to 63% from 62% in the same period in 2010 as a result of a proactive management of expenses.

The PLDT Group’s total cellular subscriber base as at 30th June 2011 was 47.8 million subscribers, 5% or 2.2 million up from the end of 2010. Smart recorded net additions of 0.8 million subscribers to end with 26.5 million subscribers while Talk ‘N Text likewise added approximately 0.8 million subscribers to end with 19.8 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 1.5 million subscribers at the end of the period, having added 0.6 million new subscribers. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base which grew to approximately 1.5 million at the end of June 2011, over 1.0 million of whom were on SmartBro’s prepaid service. Wireless broadband revenues, inclusive of mobile Internet revenues, increased by 5% to P4.0 billion, compared with the P3.8 billion recorded in the first half of 2010. However, mobile Internet usage continues to grow strongly, with revenues increasing by 44%, from P345 million in the first six months of 2010 to P498 million in 2011. Wireless broadband revenues now account for 7% of wireless service revenues.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 47% of the country’s population, respectively.

“We expect revenues to remain under pressure for the near term; nonetheless, we are confident that with our cost discipline and focus on innovation, we will continue to produce value for our customers and shareholders,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Exhibit 1

Orlando B. Vea, Smart Chief Wireless Adviser, said, “Broadband remains our top priority as we believe there is much room to expand on this front. We have been particularly active in the mobile Internet space where we have launched several unique initiatives such as free Facebook for feature phones and an exclusive distribution arrangement for the HTC ChaCha, a moderately priced smartphone with a dedicated, one-button access to Facebook, a first of its kind. We continue as well to establish and strengthen our relationships with over-the-top or OTT players to ensure that we are not left out of the value chain."

PLDT Fixed Line: Managing the Trend

Fixed line service revenues decreased by 7% to P23.5 billion in the first half of 2011 from P25.2 billion in the same period in 2010 as the strong Peso impacted the business unfavorably. Had the peso remained stable, service revenues would have been higher by P300 million.

Fixed line broadband subscribers grew by 15% to nearly over 699,000 at the end of June 2011 from about 609,000 at the end of the same period in 2010. PLDT DSL generated P4.6 billion in revenues in the first half of 2011, up 13% from P4.0 billion in 2010.

Anticipated declines in ILD, NLD and LEC continued with their combined revenues of P11.9 billion in the first half of 2011 lower by 7.0% compared with the P12.8 billion in the same period last year.

Fixed line EBITDA margin was lower at 49% for the first six months of 2011 compared with 50% for the same period in 2010 but higher than the 47% margin for the full year 2010.

"We have sharpened our focus on customer value by reorganizing ourselves along customer lines rather than technology as can be gleaned from the recent announcements of our “Home” and “Alpha” segments. In addition, we continue to launch various new initiatives a week that target different sectors of the market," declared Nazareno.

ICT: Making Progress

The Group’s information and communications technology (“ICT”) business reported service revenues of P5.4 billion in the first six months of 2011, an increase of 3% from the same period in 2010. Data center revenues continued to grow with a 15% improvement over the comparable period in 2010. Knowledge Processing Solutions increased 10% on the back of higher contributions from the Content Solutions and Healthcare divisions. Revenues from the Customer Relationship Management, or call center, business declined 9%, having been negatively impacted by the Peso’s appreciation.

ICT’s revenues are 68% dollar-denominated - had the peso remained stable, service revenues for the period would have increased by P200 million.

Exhibit 1

EBITDA for the ICT business increased by 29% to P979 million in the first half of 2011 as compared with P756 million in 2010, as a result of the growth in service revenues and lower cash operating expenses. EBITDA margin at 18% for the first half of 2011 was higher than the 14% recorded in the comparable period last year. ICT’s revenues account for 8% of PLDT’s consolidated revenues.

“SPi is streamlining its operations further to allow for greater focus on its core competencies – we therefore expect even greater improvement in their results in the coming months,” stated Nazareno.

Meralco: Improving Steadily

Our 2010 financial results reflect the equity accounting of our share in Meralco’s earnings through PLDT Communications and Energy Ventures, Inc. (“PCEV”), formerly Piltel. PCEV’s income is derived mainly from its direct equity share in the net income of Manila Electric Company (“Meralco”) and its holdings in Beacon Electric Asset Holdings, Inc. (“Beacon Electric”), beginning April 2010. PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation (“MPIC”).

Meralco’s Consolidated Reported Net Income for the first half of 2011 of 6.1 billion increased by 26% against the same period in 2010. Basic earnings per share on reported net income amounted to 5.40, better than the 4.30 for the first half of 2010. The higher Consolidated Reported Net Income is due to the implementation of rate adjustments for the Fourth Regulatory Year of the Second Regulatory Period, higher volumes sold to and share of commercial customers in the overall sales mix and lower operating costs.

Consolidated Core Net Income for the first six months of 2011, which excludes one-time, exceptional charges, amounted to 7.8 billion, a 35% improvement over the Core Net Income for the same period in 2010 of 5.8 billion. Core earnings per share for the first half of 2011 was at 6.94, compared with 5.15 in 2010. Consolidated EBITDA amounted to 12.3 billion, representing a consolidated EBITDA margin on gross revenues of 10%.

Consolidated revenues, of which electricity accounted for 97% of the total, decreased by 2% to 124.8 billion. The decline was due largely to significantly lower generation and system loss charges and slightly lower energy sales for the period, notwithstanding the higher transmission charges and distribution rate adjustments implemented in January 2011.

Energy sales in the first six months of 2011 were 1% lower than previous year, resulting from cooler temperatures, the lagged effect of the Japan earthquakes and a higher sales volume in 2010. MERALCO still managed to grow customers by 3%, largely from the commercial and residential sectors, as its billed customer base reached 4.9 million. Total consolidated revenues from electricity sales for the six months ended 30th June 2011 amounted to 121.2 billion, or 3% lower than the amount for the same period in 2010. The equivalent energy sold for the first half of 2011 was 14,781 GWh, 1% lower compared with the same period in 2010. Energy sales to the industrial sector, which account for 29% of total volume, declined as a result of the Japan earthquakes’ impact on the electronics and automotive parts industries.

Exhibit 1

Last 25th July, Meralco’s Board of Directors approved an interim cash dividend of 3.45 per share, representing a 50% dividend payout on Core Earnings.

Digitel

Last 29th March 2011, PLDT and JG Summit Holdings, Inc (“JGS”) announced the approval by their respective Boards of Directors of the acquisition by PLDT of JGS’s and certain other parties’ ownership interest in Digital Telecommunications Philippines, Inc. Originally scheduled for closing on 30th June 2011, the transaction is still awaiting various regulatory approvals. Closing period has now been extended up to 26th August 2011 after a longer approval process by the Government.

Conclusion and Outlook

“Whilst we had anticipated the softening of our income position from a year-on-year perspective, the improvement in our first half results we see when compared with those of the second half of 2010 is encouraging. Other than service revenues, which were down 1%, all other financial metrics for the first half 2011 number vis-à-vis the second half 2010 numbers are on the uptrend – EBITDA was up 3%, EBITDA margin increased from 59% to 60% while Reported and Core Net Income grew 15% and 1%, respectively. More importantly, our cash flows remain robust at 24.2 billion, 25% higher than 2010 levels, allowing us to sustain our regular dividend payout. Finally, PLDT’s securities have been recently upgraded to “investment grade” by both Moody’s and Fitch, a validation of PLDT’s continued financial strength. This is unprecedented for PLDT and reflects a rating better than the Philippines on its own sovereign debt,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

XXX

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Exhibit 1

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 2, 2011